UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42557

RedCloud Holdings plc

(Registrant’s Name)

50 Liverpool Street,

London, EC2M 7PY, United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On July 13, 2026, RedCloud Holdings plc (the “Company”) issued a press release announcing its trade execution engine—CORE, which will operate as a foundational enabling technology within the Company’s RedAI infrastructure. This press release is furnished herewith as Exhibit 99.1.

Exhibit Index

Exhibit No.	Description
99.1	Press Release, dated July 13, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RedCloud Holdings plc

	By:	/s/ Justin Floyd
	Name:	Justin Floyd
	Title:	Chief Executive Officer

Date: July 15, 2026